Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

March 23, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brittany Ebbertt
Kathleen Collins
Edwin Kim
Larry Spirgel

Re:	Datto Holding Corp.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 23, 2020
CIK No. 0001724570

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Datto Holding Corp. (f/k/a Merritt Topco, Inc.), a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 14, 2020, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on January 31, 2020. Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

March 23, 2020

Prospectus Summary, page 1

1. We note your revised disclosures on page 92 in response to prior comment 1. Please disclose the percentage of annual recurring revenue generated from customers with greater than $100,000 in ARR where you first discuss this metric in the filing.

Response

In response to the Staff’s comment, the Company has added disclosure on page 2 regarding the percentage of annual recurring revenue generated from customers with greater than $100,000 in ARR.

Use of Proceeds, page 63

2. We note your responses to prior comments 7 and 20 regarding your $600 million Credit Agreement that will be repaid, in part, by offering proceeds. While your $600 million Credit Agreement was part of an April 2019 refinancing of a prior December 2017 $520 million Term Loan, please clarify whether the initial Term Loan was used by affiliates of Vista to acquire Datto, Inc. Further, please disclose in this section the role of your underwriters with the current $600 million Credit Agreement.

Response

In response to the Staff’s comment, the Company has supplemented its disclosure on page 63 of the Prospectus by adding the bolded language below:

On April 2, 2019, we entered into our $600.0 million Credit Facility with a syndicate of lenders, comprised of our $550.0 million Term Loan Facility and our $50.0 million Revolving Credit Facility. The proceeds of the Term Loan Facility were used to refinance approximately $520.0 million of term loan borrowings incurred in connection with the Vista Acquisition in December 2017. The Credit Facility also includes an “accordion” feature that allows us, under certain circumstances, to increase the size of the facility by an amount up to the sum of $114.0 million and 100% of Consolidated EBITDA (as defined in the Credit Facility) for the most recent fiscal quarter, plus an amount that would not cause our first lien leverage ratio to exceed 5.00 to 1.00. An affiliate of Credit Suisse Securities (USA) LLC serves as administrative agent and collateral agent and an affiliate of each of

Securities and Exchange Commission

March 23, 2020

Morgan Stanley & Co. LLC and BofA Securities, Inc. serves as a joint lead arranger and joint bookrunner under the Credit Facility. As a result, such affiliates will receive a portion of the net proceeds of this offering in connection with the repayment of our Credit Facilities. As of December 31, 2019, we had $547.3 million and $15.0 million outstanding under our Term Loan Facility and Revolving Credit Facility, respectively. As of December 31, 2019, the interest rate on our Term Loan Facility and Revolving Credit Facility was approximately 6.05% and 5.52%, respectively. Subsequent to December 31, 2019, we borrowed an additional $32.1 million under the Revolving Credit Facility.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Metrics, page 75

3. We note your revised disclosures in response to prior comment 9. In an effort to provide support for including monthly contracts in your ARR calculations and to add context to this metric, please disclose the percentage of revenue from monthly contracts that are included in such calculations. Also, disclose the estimated gross dollar retention rate for all contracts along with management’s assertions that while you are not able to precisely calculate gross dollar-retention rate solely for monthly subscriptions, you do not believe the attrition for month-to-month subscriptions is materially higher than that of term-based subscriptions. Lastly, please further explain your reference to the net dollar retention rate as support for including monthly contracts in your ARR calculations as this measure does not capture cancellations during the current period for any contracts that were outstanding as of the last day of the prior reporting period.

Response

In response to the Staff’s comment, the Company has added the disclosure set forth below in a new paragraph following the ARR table on page 78:

ARR includes run-rate revenue values from month-to-month subscription contracts. For the year ended December 31, 2019, approximately 31% of our total revenue and 35% of our subscription revenue was derived from month-to-month contracts.

Our dollar-based gross retention rate for the year ended December 31, 2019 was approximately 88%. Our dollar-based gross retention rate reflects ARR losses from subscription cancellations, down-sells or non-renewals, and does not reflect any ARR expansion. We calculate our dollar-based gross retention rate as of the period end by starting with the ARR from the last day of the period one year prior, or Prior Period ARR. We then deduct from the Prior Period ARR any (i) ARR

Securities and Exchange Commission

March 23, 2020

attrition from MSP partners who are no longer partners as of the current period, and (ii) ARR compression from MSP partners that renewed subscriptions at a lower value as of the current period, or Remaining ARR. We then divide the total Remaining ARR by the total Prior Period ARR to arrive at our dollar-based gross retention rate, which is the percentage of ARR from all MSP partners as of the year prior that is not lost to partner churn or subscription compression. Given the meaningful percentage of our subscription revenue derived from month-to-month contracts, the approximately 88% dollar-based gross retention rate demonstrates that the vast majority of our MSP partners continue to renew their subscription contracts whether on a month-to-month or longer term basis. Based on our experience, we do not believe month-to-month contracts experience significantly higher attrition than longer-term subscription contracts.

The Company further respectfully advises the Staff that net dollar retention rate does capture cancellations during the current reporting period. Net dollar retention rate captures cancellations because the denominator of such metric is ARR from all MSP partners as of the end of the prior year reporting period. Accordingly, revenue from contracts cancelled during the current period is included in the denominator but not the numerator. The Company believes that its net dollar retention rate, which consistently exceeds 115%, indicates that ARR expansion among customers from the prior reporting period consistently exceeds ARR lost due to cancellations, down-sells or non-renewals among the same customer base. The Company strongly believes that excluding month-to-month contracts from the calculation of ARR would exclude a meaningful percentage of run-rate revenue that has a demonstrated propensity to expand over time.

Components of Results of Operations, page 76

4. Please further explain your statement that device revenue will continue to decrease as a percentage of overall revenue as you continue to shift from selling network devices on a standalone basis to packaging network devices with cloud-based management software and services as part of a recurring subscription. Clarify whether you currently provide, or intend to provide, subscriptions arrangements in which devices are combined with the subscription services. Also, explain whether this impacts your current accounting policies where you state that devices are a separate performance obligation. To the extent, you have arrangements in which the devices and services are considered one performance obligation, please tell us the accounting considered and the amount of revenue recognized from such arrangements for all periods presented.

Securities and Exchange Commission

March 23, 2020

Response

In response to the Staff’s comment, the Company advises the Staff that it believes device revenue will continue to decrease as a percentage of overall revenue primarily due to a change in pricing strategy for its networking business, as well as due to overall growth in revenue from subscription services. As of January 1, 2019, the Company’s standalone networking device product line, Open Mesh, was integrated with Datto Networking. Open Mesh was acquired by Datto in late 2016 and, through 2018, its products were sold at a one-time, upfront price. In 2019, the Company moved away from standalone sales of Open Mesh products under this pricing model, and began aligning the Open Mesh networking products with Datto’s standard brand and pricing strategy, which seeks to establish a recurring revenue stream through lower upfront pricing, which may include significant discounts for the device, and places greater emphasis on ongoing subscription services. As a result, revenue from Open Mesh product sales declined $15 million and overall device revenue declined approximately $6 million for the year ended December 31, 2019, as compared to the year ended December 31, 2018.

Although the Company “bundles” devices with the sales of subscription services by including them in the same contract, device sales remain separate performance obligations for the reasons described in Notes 2 and 3 to the Company’s financial statements. The Company currently does not offer arrangements where device and service sales constitute a single performance obligation for the purposes of revenue recognition. As a result, the Company will continue to have a portion of its revenue attributed to device sales. However, the Company believes the portion of revenue attributed to device sales will continue to decrease as a percentage of total revenue as greater emphasis is placed on growing subscription services. The majority of device revenue will be booked in connection with the acquisition of new subscriptions, which may result from new MSP partners or the expansion of our relationship with an existing MSP partner. The Company’s high retention rate results in lower device revenue on a relative basis, as subscription renewals typically do not require a new device.

Business, page 91

5. We note your revised disclosures in response to prior comment 11 as it relates to the Autotask acquisition. Please also disclose the terms of the Vista Acquisition and specifically address the consideration transferred and the basis for the significant premium paid as indicated in your response to prior comment 22. Refer to Item 101(a)(1) of Regulation S-K. Also, describe for us the consideration paid in this transaction, including the number of shares issued and how such shares were valued.

Securities and Exchange Commission

March 23, 2020

Response

In response to the Staff’s comment, the Company has supplemented the disclosure on pages 131-132 of the Prospectus to add the bolded language below detailing the terms of the Vista Acquisition and the consideration transferred and the basis for the significant premium paid.

Formation of Datto Holding Corp. and Autotask Acquisition

Vista acquired Autotask Superior Holding, Inc. (“Autotask”) in 2014 as a standalone portfolio company. Vista formed Datto Holding Corp. in October 2017 for the purpose of acquiring all of the capital stock of Datto, Inc. (the “Vista Acquisition”) and combining Datto, Inc.’s business with Autotask. Prior to the Vista Acquisition, Datto, Inc. was not affiliated with Vista or Autotask. Datto Holding Corp. paid approximately $1.3 billion in the Vista Acquisition, consisting of approximately $1.1 billion in cash and approximately $200 million of Datto Holding Corp. common stock (the “Datto Rollover Shares”). The Vista Acquisition was completed on December 7, 2017. On the same date, Datto, Inc. (then a subsidiary of Datto Holding Corp.) acquired all of the outstanding capital stock of Autotask Corp. in exchange for approximately $220 million in cash and approximately $200 million in Datto Holding Corp. common stock (the “Autotask Rollover Shares” and, together with the Datto Rollover Shares, the “Rollover Shares”). In connection with both acquisitions, Vista and its affiliates contributed approximately $956 million in cash to Datto Holding Corp., which, together with the Rollover Shares, resulted in Datto Holding Corp. having an equity capitalization of approximately $1,356 million immediately following the consummation of such transactions. The remainder of cash required to complete the acquisitions was provided by debt financing. Since December 7, 2017, the former business operations of Autotask and Datto, Inc. have been operated as a single business owned by Vista under Datto Holding Corp. The terms of the Vista Acquisition were negotiated at arms-length with the former owners of Datto, Inc. Vista was willing to pay a premium for Datto, Inc., as it saw a unique opportunity to significantly increase the value proposition to MSPs through cross selling the complimentary products of Datto and Autotask.

The Company supplementally advises the staff that the shares of the Company were assigned a nominal value of $1,000 per share in connection with its capitalization by Vista and its affiliates immediately prior to the consummation of the acquisitions and for purposes of determining the number of shares issued as consideration in the acquisitions. As a result, the Company issued approximately 956,000 shares to Vista and its affiliates in connection with the $956 million in cash contributed to capital. The number of Rollover Shares issued to each former shareholder of Datto, Inc. and Autotask rolling over shares was determined by dividing the aggregate value of the rolled shares by the per share price of $1,000. The aggregate purchase price of the Vista Acquisition was negotiated at arms-length between Vista and the former owners of Datto, Inc. In June 2018 the Company split its outstanding shares on a 100 for 1 share basis.

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Securities and Exchange Commission

March 23, 2020

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Tim Weller

Datto Holding Corp.